599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

September 30, 2010

BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Tops Holding Corporation

Tops Markets, LLC

Registration Statement on Form S-4

(File No. 333-168065)

Responses to SEC Comments to Amendment No. 1 filed on September 3, 2010

Dear Mr. Owings:

On behalf of Tops Holding Corporation and Tops Markets, LLC (collectively, the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically communicated to the undersigned by Mr. Charles Lee on September 7, 2010 relating to Amendment No. 1 to the Company’s registration statement on Form S-4 (File No. 333-168065) filed on September 3, 2010 (the “Registration Statement”).  Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.

This letter should also be read in conjunction with the accompanying pages from Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company filed with the Commission on September 30, 2010.  In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Comments to Registration Statement Communicated Telephonically on September 7, 2010

The Exchange Offer, page 87

Procedures for Tendering, page 93

1.                                       Please revise the last sentence in the second-to-last paragraph under this section to state that the any unregistered notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder “promptly”  following the expiration date of the exchange offer.

Response:  The Company has revised the sentence referenced in the Staff’s comment.  Please see page 93 of Amendment No. 2.

Part II

Signatures, page II-7

2.                                       For Tops PT, LLC,  please identify its sole officer as the registrant’s principal executive,  financial and accounting officer or include the signatures of the officers and directors of its managing member.

Response:  The Company has revised the signature page of Tops PT, LLC to include the signatures of the officers and directors of Tops Markets, LLC, which is the sole and managing member of Tops PT, LLC.  Please see page II-7 of Amendment No. 2.

Exhibit 5.1

3.                                       Please delete the last sentence in counsel’s definition to Generally Applicable Law.

Response:  We have deleted the sentence “Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Issuers, the Opinion Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Opinion Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.”  Please see page 3 of Exhibit 5.1 to Amendment No. 2.

*   *   *

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7658.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin

cc:                                 Charles Lee

Brigitte Lippmann

(Securities and Exchange Commission)

Kevin Darrington, Chief Operating Officer and Chief Financial Officer

(Tops Markets, LLC)